SHALLBETTER INDUSTRIES, INC.

2500 Kalakaua Avenue, #301

Honolulu, Hawaii 96815

January 26, 2005

Ms. Babette Cooper

Staff Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0306

Mail Stop 05-11

RE:

Shallbetter Industries, Inc.

File No.  000-31297

Comment Letter Dated January 14, 2005

Dear Ms. Cooper:

I am writing in response to your comment letter dated January 14, 2005, regarding our Form 8-K filed December 28, 2004.

In response to your comments, we have filed a new Form 8-K with a specified date of event of December 14, 2004.   In conjunction with the preparation and filing of our new 8-K, I hereby acknowledge on behalf of Shallbetter Industries, Inc., (the “registrant”) that:

·

The registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

·

Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·

The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely Yours,

Shallbetter Industries, Inc.

By: Terry Wong, President